November 2, 2023

VIA EDGAR

Office of Finance

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Morningstar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 000-51280

Dear Ms. Lubit and Mr. Thomas,

Morningstar, Inc., an Illinois corporation (the “Company”), is in receipt of your letter dated September 27, 2023 (the “Comment Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

As discussed with the Staff on October 24, 2023 and November 2, 2023, the Company respectfully confirms that it intends to submit its response to the Comment Letter concurrent with the Company’s filing of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, expected to be filed on or prior to November 9, 2023.

Thank you for your consideration of the foregoing. If you have any questions or comments, please do not hesitate to contact me at (312) 244-7581.

Sincerely,

/s/ Jason Dubinsky
Jason Dubinsky
Chief Financial Officer